EXHIBIT 99.2


                                 [SUMBEAM LOGO]


FOR IMMEDIATE RELEASE:


                     SUNBEAM ANNOUNCES SALES UP NEARLY 30%,
                   EPS OF $0.39 EXCEEDS CONSENSUS EXPECTATIONS


DELRAY BEACH, FLORIDA OCTOBER 22, 1997 - Sunbeam Corporation (NYSE:SOC) announced today its third quarter 1997 results. Sales for the quarter were $289.0 million, reflecting a 28.3% increase over the prior year period on a comparable basis (excluding discontinued businesses and divested product lines). Earnings per share from continuing operations of $0.39 were $0.58 ahead of the loss of $0.19 reported in the third quarter of 1996. On a year to date basis, revenue of $830.1 million was 19.4% above 1996, on a comparable basis, and earnings per share from continuing operations of $0.93 was $1.01 above the loss of $0.08 reported in 1996.

In making the announcement, Al Dunlap, Sunbeam's Chairman and Chief Executive Officer, said, "I am very pleased that the rate of revenue growth has continued to accelerate, concurrent with a dramatic expansion of operating margins. Our commitment to reposition the Sunbeam(R) and Oster(R) brands, introduce new innovative products, expand our international presence, improve customer service levels and dramatically refine all operations has enabled the Company to significantly expand operating margins to 19% during the third quarter." Mr. Dunlap added, "In the past 15 months we have been able to turn around a great old company that had lost its way, reposition it for tremendous profitable growth and build a great management team that is focused on increasing shareholder value."

Mr. Dunlap attributed the impressive third quarter sales results to strong increases in all five of the Company's global business categories. International sales were up 50.8% for the quarter, driven primarily by 50 new product introductions and the signing of 20 new international distribution and license agreements during the past twelve months. Domestic sales growth of 23.7% was attributable to improved distribution and new product introductions. "Sales to our top ten domestic customers were up over 30% in the third quarter, reflecting our strategic initiative to significantly improve shipping performance and fill out of stocks at retail," Mr. Dunlap said.

"The Company successfully began shipping 10 new U.S. products in the third quarter led by our highly differentiated softserve ice-cream maker, the redesigned Oster(R) blender and our entry into the deep fryer product line. We now believe we will introduce 35 new U.S. products and 54 new international products in 1997, well surpassing our original goal," said Mr. Dunlap. Included in the 35 new U.S. products are the Freshsource(TM) water filter and Allergysmart(TM) air cleaner products which the Company unveiled on October 8, 1997 and which will begin shipping during the fourth quarter.

On a reported basis, Sunbeam's sales for the third quarter and first nine months of 1997 were up 24.7% and 16.0%, respectively because of accounting rules which require that certain divested businesses (time & temperature products, decorative bedding and Counselor(R) & Borg(R) branded scales) not be classified as discontinued operations.

Mr. Dunlap added, "This is the first time in the Company's history that it has consistently achieved double digit sales growth, each quarter, without an acquisition."

Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

CAUTIONARY STATEMENT: Statements contained in this press release, including statements relating to the Company's expectations regarding anticipated performance in the future, are all "forward looking statements" as such term is defined in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from the Company's statements regarding its expectations, goals or projected results, due to various factors, including those set forth in the Company's Cautionary Statements contained in its Form 10-K, filed with the Securities and Exchange Commission on March 31, 1997.

                    ****************************************

Contact:       Media:                            Investors:
               Nicole Reilly                     Rich Goudis
               (212)885-0353              Vice President Investor Relations
                                                 (561)243-2142

                      SUNBEAM CORPORATION AND SUBSIDIARIES


                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (in millions, except EPS)

                                                                    NINE MONTHS ENDED             THREE MONTHS ENDED
                                                             SEPTEMBER 28,   SEPTEMBER 29,   SEPTEMBER 28,  SEPTEMBER 29,
                                                                 1997            1996           1997            1996
                                                                -------       -------        --------       --------

Net sales                                                       $830.10       $715.40        $289.00        $231.80

Cost of goods sold                                               599.00        591.30          200.20         203.00
                                                                -------       -------        --------       --------

     Gross profit                                                231.10        124.10           88.80          28.80
     % of sales                                                    0.28%         0.17%           0.31%          0.12%

Selling, general & administrative expense                         98.40        120.10           33.90          49.50
                                                                -------       -------        --------       --------

     Operating earnings                                          132.70          4.00           54.90         (20.70)
     % of sales                                                    0.16%         0.01%           0.19%         (0.09)%

Interest expense and other, net                                    6.10         13.10            1.50           4.40

     Earnings (loss) from continuing operations before
          income taxes                                           126.60         (9.10)          53.40         (25.10)

Income taxes (benefit)                                            45.20         (2.70)          18.90          (9.30)
                                                                -------       -------        --------       --------

     Earnings (loss) from continuing operations                   81.40         (6.40)          34.50         (15.80)

Earnings (loss) from discontinued operations, net of tax         (13.70)        12.90               -          (2.30)
                                                                -------       -------        --------       --------

     Net earnings (loss)                                        $ 67.70       $  6.50        $  34.50       $ (18.10)
                                                                =======       =======        ========       ========

Earnings (loss) per share from continuing operations            $  0.93       $ (0.08)       $   0.39       $  (0.19)
                                                                =======       =======        ========       ========

Earnings (loss) per share                                       $  0.77       $  0.08        $   0.39       $  (0.22)
                                                                =======       =======        ========       ========

Average number of common shares outstanding                       87.88         83.79           88.23          83.58

                      SUNBEAM CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in millions)

                                             SEPTEMBER 28,       DECEMBER 29,
                                                1997                 1996
                                           -------------         ------------

ASSETS
 Current assets:
  Cash and cash equivalents                        $22.8                $11.5
  Receivables, net                                 309.1                213.4
  Inventories                                      290.9                162.3
  Net assets of discontinued operations
    and other assets held for sale                   2.9                102.8
  Deferred income taxes                             56.8                 93.7
  Prepaid expenses and other current assets         10.0                 40.4
                                           -------------         ------------
        Total current assets                       692.5                624.1

Property, plant and equipment, net                 229.2                220.1
Trademarks and trade names, net                    195.9                200.3
Other assets                                        27.5                 28.2
                                           -------------         ------------
                                                $1,145.1             $1,072.7
                                           =============         ============

LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
  Short-term debt and current portion of
    long-term debt                                  $0.7                 $0.9
  Accounts payable                                 132.7                107.3
  Restructuring accrual                             20.1                 63.8
  Other current liabilities                         92.5                 99.5
                                           -------------         ------------
       Total current liabilities                   246.0                271.5

Long-term debt                                     199.9                201.1
Deferred income taxes                               55.9                 52.3
Non-operating and other long-term liabilities      145.5                152.5

Shareholders' equity                               497.8                395.3
                                           -------------         ------------
                                                $1,145.1             $1,072.7
                                           =============         ============

                      SUNBEAM CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (in millions)

                                                     NINE MONTHS ENDED
                                            -----------------------------------
                                            SEPTEMBER 28,         SEPTEMBER 29,
                                                1997                   1996
                                            -------------         -------------

OPERATING ACTIVITIES
 Net earnings                                       $67.7                  $6.5
 Depreciation and amortization                       29.8                  34.6
 Deferred income taxes                               33.7                   2.2
 Loss on sale of discontinued operations,
    net of taxes                                     13.7                   -
 Changes in working capital and other,
    including restructuring spending               (205.7)                (62.1)
                                            -------------         -------------
                                                    (60.8)                (18.8)

INVESTING ACTIVITIES
 Capital expenditures                               (40.1)                (55.0)
 Proceeds from sale of divested
    operations and other assets                      90.9                   -
                                            -------------         -------------
                                                     50.8                 (55.0)
                                            -------------         -------------
FINANCING ACTIVITIES
 Net borrowings under revolving
    credit facility                                  10.0                  55.0
 Issuance of long-term debt                           -                    11.5
 Payment of debt obligations                        (11.5)                 (1.4)
 Proceeds from exercise of stock option              25.5                   3.3
 Sale of treasury stock                               -                     4.4
 Other                                               (2.7)                 (2.7)
                                            -------------         -------------
                                                     21.3                  70.1
                                            -------------         -------------

Net increase (decrease) in cash and
    cash equivalents                                 11.3                  (3.7)

Cash and cash equivalents, beginning
    of period                                        11.5                  28.3
                                            -------------         -------------

Cash and cash equivalents, end
    of period                                       $22.8                 $24.6
                                            =============         =============